INVESTMENT MANAGERS SERIES TRUST II
235 West Galena Street
Milwaukee, WI 53212

August 26, 2016

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Investment Managers Series Trust II– Livian Equity Opportunity Fund
Request for Acceleration

Dear Ms. Dubey:

Pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 87 under the Securities Act and Amendment No. 90 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on July 26, 2016 be accelerated to August 30, 2016.

Very truly yours,

By: /s/ Terrance Gallagher
 Terrance Gallagher
 President
Investment Managers Series Trust II

IMST Distributors, LLC
Three Canal Plaza, Suite 100 | Portland, ME 04101

August 26, 2016

VIA EDGAR TRANSMISSION

Ms. Anu Dubey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Investment Managers Series Trust II – Livian Equity Opportunity Fund
Request for Acceleration

Dear Ms. Dubey:

As a principal underwriter of the Investment Managers Series Trust II (the “Trust”), and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we request that effectiveness of Post-Effective Amendment No. 87 under the Securities Act and Post-Effective Amendment No. 90 under the Investment Company Act of 1940, as amended, filed on Form N-1A on behalf of the Trust on July 26, 2016 be accelerated to August 30, 2016.

Very truly yours,

By:/s/ Richard Berthy
Name: Richard Berthy
Title: President